K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

May 18, 2018

VIA EDGAR

Ms. Marianne Dobelbower
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:     Cambria ETF Trust; File No. 811-22704

Dear Ms. Dobelbower:

On behalf of our client, Cambria ETF Trust (the “Trust”), we are responding to Staff comments we received orally on May 11, 2018 regarding the Trust’s preliminary proxy statement, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on May 4, 2018. The proxy statement relates to a Special Meeting of Shareholders (the “Meeting”) of each series of the Trust (each, a “Fund”) being called for the purpose of soliciting shareholder approval of a new investment advisory agreement on behalf of each Fund, as well as the election of a Trustee. The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s proxy statement.

Prospectus

1.

Comment: In the “Questions and Answers” portion of the proxy materials, please revise the response to the first question to indicate that the terms, conditions, and fees of the Interim Agreement and the New Agreement are materially identical, except with respect to their effective dates and termination provisions.

Response: We have revised the answer to clarify that (1) the New Agreement and the Prior Agreement have the same terms, conditions, and advisory fees, except with respect to their effective dates, and (2) the Interim Agreement has the same terms, conditions, and advisory fees as both the New and Prior Agreements, except with respect to its effective date and the termination provisions required by Rule 15a-4.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

May 18, 2018

2.

Comment: Please update the table in the “Management Fees” section of the proxy statement to reflect each Fund’s aggregate amount of advisory fees paid to the Adviser for the fiscal year ended April 30, 2018. Also, to the extent you provide information in the proxy statement as of the “last fiscal year,” as defined pursuant to Rule 14a-1(e) of the Securities Exchange Act of 1934, please use the fiscal year ended April 30, 2018.

Response: We have made the requested change to the table in the “Management Fees” section and updated all information in the proxy statement tied to the Funds’ “last fiscal year” to reflect information as of the fiscal year ended April 30, 2018.

3.

Comment: Please further define “plurality” in the “Required Vote” section of Proposal 2 to clarify that the Nominee need not achieve a majority of votes cast and could be elected with a single vote if no other nominee receives any votes.

Response: We have revised the definition of plurality as set forth in Proposal 2’s “Required Vote” section as follows:

Required Vote

The affirmative vote of a plurality of all outstanding shares of the Trust voting together, and not by separate Fund, at the Meeting is required for the election of the Nominee. A plurality vote means that the person receiving the highest number of votes will be elected, regardless of whether that person receives a majority of the votes cast. ~~and t~~ Therefore, ~~to be elected,~~ the Nominee will be elected as Trustee if he receives more ~~must be the nominee receiving the most~~ “FOR” votes than any other nominee (even if the Nominee receives less than a majority of the votes cast), provided a quorum is present. Under a plurality vote, the majority of Fund shareholders could withhold approval of the Nominee’s election, but if quorum is present, the Nominee could be elected with a single “FOR” vote, so long as no other nominee receives any “FOR” votes.

4.	Comment: Please revise the principal occupation of Eric Kleinschmidt to clarify which SEI entity employs Mr. Kleinschmidt as Director of Fund Accounting.

Response: We have revised Mr. Kleinschmidt’s principal occupation to clarify that he serves as a Director of Fund Accounting for SEI Investments Global Funds Services (SEIGFS).

5.	Comment: Please indicate in your correspondence and the definitive proxy statement who will pay for the proxy expenses.

Response: The Adviser will pay half of the expenses of the preparation, printing and mailing of this proxy statement and its enclosures and of all related solicitations (the “proxy expenses”). The Funds will incur the costs associated with the other half of all proxy expenses. This will be reflected in the definitive proxy statement under the “Payment of Proxy Expenses” section.

May 18, 2018

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If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely, /s/ K. Michael Carlton K. Michael Carlton cc: W. John McGuire, Esq.